K&L/Gates                         Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                  1601 K Street NW
                                  Washington, DC 20006-1600

                                  T 202.778.9000  www.klgates.com



August 2, 2007


VIA EDGAR
---------
Larry  L. Greene, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re: Comments on Preliminary Proxy Statements of Global Income Fund, Inc. (SEC File Nos. 333-111045 and 811-08025) and Foxby Corp. (SEC File Nos. 333-74407 and 811-09261) filed on July 20, 2007
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Dear Mr. Greene:

         On behalf of Global Income Fund, Inc. and Foxby Corp. (each a "Registrant" and together, the "Registrants"), set forth below is a comment that you provided by telephone on July 26, 2007 to Yoon Choo of Kirkpatrick & Lockhart Preston Gates Ellis LLP concerning the above-referenced preliminary proxy statements (each a "Proxy Statement"). Your comment is set forth in italics below and is followed by the Registrants' response. Responses to the remainder of your comments will follow in a separate letter.

         COMMENT: PLEASE PROVIDE A COPY OF THE OPINION REFERENCED ON PAGE 1 OF EACH PROXY STATEMENT. EXPLAIN WHETHER THAT OPINION CONSIDERS THE REQUIREMENTS OF
SECTION 18(I) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"). IF THE OPINION DOES NOT ADDRESS SECTION 18(I), EXPLAIN HOW THE OPINION'S STANCE ON THE APPLICABILITY OF THE MARYLAND CONTROL SHARE ACQUISITION ACT ("MCSAA") AND THE REQUIREMENTS OF SECTION 18(I) CAN BE RECONCILED. FINALLY, PLEASE INDICATE WHETHER THIS OPINION WOULD BE CONTROLLING AUTHORITY FOR THE REGISTRANTS.

         RESPONSE: As requested, a copy of NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. V. LOLA BROWN TRUST NO. 1B, ET AL. (the "Opinion") was forwarded to you by e-mail on July 26, 2007. As you are aware, the MCSAA permits the boards of Maryland corporations to opt into the protection of this statute, which states, among other things, that "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by stockholders of the corporation at a meeting held pursuant to certain provisions of the MCSAA by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all "interested shares".(1)


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         The Opinion does not explicitly address the requirements of Section
18(i) of the 1940 Act.(2) We believe however that it was impossible for the court to reach the conclusion it did in the Opinion without finding that use of the MCSAA by a registered investment company does not violate Section 18(i) of the 1940 Act. The court was made aware of the provisions of Section 18(i) of the 1940 Act by the parties to the litigation. Count two of the counterclaim ("Counterclaim") filed by the Horejsi Family Trusts (as defined in the Counterclaim), seeks a declaratory judgment that Neuberger Berman Real Estate Income Fund, Inc.'s (the "Fund") decision to "opt into" the MCSAA "violates
Section 18(i) of the 1940 Act" and is therefore "preempted by Section 18(i) of the 1940 Act and under the Supremacy Clause of the United States
Constitution." In the Counterclaim, the Horejsi Family Trusts request that the court enter judgment that the MCSAA and the voting restrictions imposed by
Section 3-702(a)(1) of the MCSAA do not apply to any shares of the Fund owned by the Horejsi Family Trusts.

         Instead of granting the relief requested by the Horejsi Family Trusts, the court upheld the use of the MCSAA by the Fund and the voting restrictions imposed by Section 3-702(a)(1) of the MCSAA. The court held that all control shares acquired by the Horejsi Family Trusts before the Fund opted into the MCSAA could be voted without restriction but that any exemption from the restrictions of the MCSAA were capped at the number of control shares owned as of the time the Fund opted into the MCSAA.(4) In upholding the Fund's use of the MCSAA, albeit with limitations related to the timing of the opt-in, the court explicitly affirmed the use of the MCSAA by the Fund. Although the Opinion is silent regarding the requirements of Section 18(i), the court was clearly aware of the issues raised by that section and had to consider those issues before issuing the Opinion. Therefore, in upholding the Fund's use of the MCSAA, it is impossible not to conclude that the court decided that the Fund's use of the MCSAA does not violate Section 18(i) of the 1940 Act.

         The Opinion was issued by the United States District Court of the District of Maryland, which was applying and interpreting Maryland law. Both Registrants are Maryland corporations. Controlling authority with respect to Maryland state law questions would be issued by the Court of Appeals of Maryland, which has not addressed the subject question. However, in the absence of controlling authority on point, the Registrants view the Opinion as the most persuasive available authority regarding these matters.


                                      * * *

         Please contact me at (202) 778-9298 or Yoon Choo at (202) 778-9340 if you have any questions relating to this response or if you require any further information. Thank you for your attention to this matter.



                                             Very truly yours,


                                             /s/ R. Darrell Mounts







cc:   Thomas B. Winmill



------------------------------------------

(1) "Control shares" are defined generally in Section 3-701(d) of the MCSAA as shares of stock that entitle a person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power:
(i) one-tenth or more, but less than one-third of all voting power; (ii) one-third or more, but less than a majority of all voting power; or (iii) a majority or more of all voting power.

"Control share acquisition" is defined in Section 3-701(e) of the MCSAA generally as the acquisition, directly or indirectly, by any person, of ownership of, or the power to direct the exercise of voting power with respect to, control shares but does not include the acquisition of shares in a merger, consolidation or share exchange to which the corporation is a party.

"Interested shares" is defined in Section 3-701(f) of the MCSAA as shares of a corporation in respect of which an acquiring person, an officer of the corporation, or an employee of the corporation who is also a director of the corporation is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors.

(2) Section 18(i) of the 1940 Act provides in relevant part that: "[e]xcept as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock".

(3) The Fund's case was complicated because the MCSAA grandfathers a holder who exceeds the 10% threshold before the corporation opts into the act's protections. In this case, the Horejsi Family Trusts' beneficial ownership increased from 4.9% to 10.2% almost overnight. Thus, before the Fund received a Form 13D, the Horejsi Family Trusts' holdings exceeded the 10% threshold. In order to finance a limited self-tender, the Fund made a $3 million private placement of common stock with Neuberger Berman, LLC. This had the effect of decreasing the Horejsi Family Trusts' holdings to just below 10% of the outstanding shares, at which point the Board of the Fund opted into the MCSAA. Because the Fund's self-tender subsequently shrank the pool of outstanding shares, the Horejsi Family Trusts' holdings again exceeded 10%. At issue was whether all or some of the shares owned by the Horejsi Family Trusts would be subject to the MCSAA.


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